SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of August, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

This notice is not an offer to sell or an offer to buy securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or any of their respective affiliates absent registration or an exemption from registration. The stock swap merger is being conducted in Brazil pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register the new VCP common shares with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

VOTORANTIM CELULOSE E PAPEL S.A.

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS

Date, Time and Place:

August 28, 2009, 8:00 p.m., taking place exceptionally at the headquarters of Votorantim Industrial S/A, at Rua Amauri, no. 255 – 13th floor, in the City of São Paulo, State of São Paulo.

Present:

In accordance with the Bylaws, the board members of Votorantim Celulose e Papel S.A. (“VCP” or the “Company”), Mssrs. José Luciano Duarte Penido, João Carvalho de Miranda and Paulo Henrique de Oliveira Santos, were present.

Presiding:

Initially, Paulo Henrique de Oliveira Santos, President of the Board of Directors, presided, but passed responsibility to José Luciano Duarte Penido, with José Luiz Braga acting as secretary.

Resolutions:

1.
Having been elected to be members of the Board of Directors of VCP pursuant to the decision taken at the Extraordinary General Shareholders Meeting held on August 26, 2009, and being present at this meeting, Raul Calfat, Alexandre Silva D’Ambrosio and Wang Wei Chang were duly sworn in, in the regular way, to exercise their respective mandates until the Company’s next general shareholders meeting that considers the financial statements as of and for the year ended December 31, 2010, and are entitled to the same remuneration that the other board members have heretofore received.

2.
Board Member Paulo Henrique de Oliveira Santos, President of the Board of Directors, announced to the Board his resignation from the Board, and therefore, from the Presidency of the Board of Directors of the Company.  The Board accepted his resignation and thanked the Board Member for his collaboration to date, and proceeded pursuant to articles 11 and 12 of the Bylaws of VCP to elect José Luciano Duarte Penido as the new President, who in turn, immediately invested in the position, assumed the presiding role at the meeting.

3.
Now presiding over the meeting, the new President of the Board proposed to the other Board Members that the Management of the Company be reorganized, with the objective of making the process of integrating the operations of VCP and Aracruz Celulose S.A. more effective (as this latter company had recently been merged with the Company), thus envisioning the immediate capture of the synergies afforded by the restructuring process of the two companies, with a significant reduction in operational costs, beyond, naturally, the melding of the two administrations, in such a way as to give uniformity to the development of the administrative, operational and commercial activities of the two companies.  The Board accepted the proposal of the presiding President, and resolved to dismiss the existing Management, electing (as replacements for the removed members) the following new members: CARLOS AUGUSTO LIRA AGUIAR, Brazilian, married, engineer, resident and domiciled in the municipality of Aracruz-ES, bearer of ID card no. 11.703.711, from the IICC-SP, issued 23/05/1977, and registered with the CPF/MF under no. 032.209.829-72, with business address at Rodovia Aracruz/Barra do Riacho, km 25, s/nº, also in the municipality of Aracruz –ES, to the position of Chief Executive Officer; and, for the positions of Officers without specific designations, JOÃO FELIPE CARSALADE, Brazilian, married, business administrator, resident and domiciled in the city of Rio de Janeiro - RJ, bearer of ID card no. 3.154.651, from the IFP-RJ, and registered with the CPF under no. 468.913.667-04, with business address in the City of São Paulo - SP, at Av. Brigadeiro Faria Lima nº 2.277, - 4th floor, conferring upon him responsibility for managing the commercial and international logistics areas of the Company; WALTER LÍDIO NUNES, Brazilian, married, mechanical engineer, resident and domiciled in the city of Aracruz - ES, bearer of the ID card no. 900446761-1 SSP/RS, and registered with the CPF/MF under no. 151.624.270-04, with business address at Rodovia Aracruz/Barra do Riacho, km 25, s/nº, also in the municipality of Aracruz –ES, who will be responsible for planting and technology operations at VCP; EVANDRO CÉSAR CAMILLO COURA, Brazilian, married, engineer, bearer of ID card no. 3.624.685 IFP-RJ, and registered with the CPF under no. 729.695.397-72, resident, domiciled and with business address in the City of São Paulo - SP, at Av. Brigadeiro Faria Lima nº 2.277, - 4th floor, to implement internal control and risk management activities at the Company; MARCOS GRODETZKY, Brazilian, legally separated, economist, bearer of ID card no. 3.474.360 IFP-RJ, and registered with CPF under no. 425.552.057-72, resident, domiciled and with business address in the City of São Paulo - SP, at Av. Brigadeiro Faria Lima nº 2.277, - 4th floor, to manage finances of the Company together with activities related to treasury and investor relations (with the title Director of Investor Relations); FRANCISCO FERNANDES CAMPOS VALÉRIO, Brazilian, married, engineer, bearer of ID card RG no. 634832 SSI-SC and registered with the CPF/MF under no. 065.280.319-91, to be responsible for industrial operations and engineering activities; MARCELO STRUFALDI CASTELLI, Brazilian, married, mechanical engineer, bearer of ID card RG no. 11.778.104-6 SSP/SP, registered with the CPF/MF under no. 057.846.538-81, to be responsible for the paper business, corporate strategy and suppliers; and MIGUEL PINTO CALDAS, Brazilian, married, business administrator, bearer of ID card RG no. 792.149 SSP/SP and registered with the CPF/MF under no.  318.799.501-20, to be responsible for human resources and organizational development.  The Officers elected here will remain in their posts until substitutes are appointed, in accordance with paragraph 4 of article 150 of the Brazilian Corporation Law.  The other vacancies in the Management remain to be filled.  The Officers elected here declare (i) that they are not involved in crimes that would restrict them from commercial practice, and (ii) that they will comply with article 1.011 of Law 10.406/2002, article 147 of Law no. 6.404/76 and CVM Instruction 367 of May 29, 2002. It was decided that the members of the Board of Directors will not receive honoraria and that the Officers will be remunerated as appropriate for the positions to which they have been elected.  The remuneration policy adopted in the meeting of the Board held on April 30, 2009 was ratified, which provides that Officers will be paid 13 monthly salaries per year as well as bonuses of up to 12 or 9 monthly salaries, depending on the responsibilities of each functionary, pursuant to the policies of the company.  The Chief Executive Officer will have a bonus of up to 16.5 monthly salaries.  Bonuses will be conditioned on the performance of each officer and the companies.

Closing:

The matters submitted for consideration being unanimously approved, the meeting was closed with the transcription of these minutes, which being read, verified and found to conform to the matters discussed and resolutions approved at this meeting, were signed by all present.

Sao Paulo, August 28, 2009.

Paulo Henrique de Oliveira Santos
President of the Board of Directors and Presiding Officer

José Luciano Duarte Penido
President of the Board of Directors and Presiding Officer

José Luiz Braga
Secretary

... other signatures of the Minutes of the Special Meeting of the Board of Directors of Votorantim Celulose e Papel S.A., held on August 28, follow:

Raul Calfat

Alexandre Silva D’Ambrosio

Wang Wei Chang

João Carvalho de Miranda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: August 31, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer